

Victoria Ashley Partington

(She/Her) · 3rd

J.D. | Corporate Secretary at SliceSpace, Inc.

West Chester, Pennsylvania, United States ·

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431 connections

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SliceSpace

Delaware Law School

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Experience

Corporate Secretary
SliceSpace · Full-time
Aug 2022 - Present · 2 mos

Court of Chancery
1 yr
Wilmington, Delaware, United States

- **Judicial Extern**
  Part-time
  Aug 2021 - Apr 2022 · 9 mos

- **Judicial Intern**
  Full-time
  May 2021 - Jul 2021 · 3 mos

Legal Services Coordinator
Philadelphia Volunteer Lawyers for the Arts (PVLA) · Part-time
Oct 2020 - Apr 2021 · 7 mos

Volunteer
National Lawyers Guild · Part-time
Jun 2020 - Aug 2020 · 3 mos
Delaware, New Jersey, United States

Worked hotline for National Lawyers Guild Jail Support and synthesized information for mass defense attorneys' working pro-bono.

Bartender
Rose · Part-time
May 2013 - Apr 2020 · 7 yrs
United States

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Education

Delaware Law School
Juris Doctorate, Law
Aug 2019 - May 2022
Activities and societies: Transactional Law Honors Society

West Chester University of Pennsylvania
Bachelor's of Arts, Political Science: International Relations
2012 - 2017
Activities and societies: West Chester Dance Team (2012 - 2014) and West Chester Dance Company (2012 - 2013)

West Chester University of Pennsylvania
Bachelor's of Arts, Language and Cultures: Spanish
2012 - 2017
Activities and societies: Russian Language Club (2016 - 2017) and Volunteer at CVIM Health Clinic (2017)

Minor in Russian Language

Licenses & certifications

Student Bar Association Mentor
Student Bar Association Mentorship Pr
Issued Sep 2020 · No Expiration Date

Certified Legal Observer for the National Lawyer's Guild
National Lawyer's Guild
Issued Jun 2020 · No Expiration Date
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Certified Language Proficiency in Spanish
ACTFL
Issued Apr 2017 · No Expiration Date

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Skills

Customer Service
Endorsed by Paul Schuster who is highly skilled at this
3 endorsements

Teamwork
3 endorsements

Fluent in Spanish
3 endorsements

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Projects

Dignity Law Handbook
Mar 2021 - Present
Associated with Delaware Law School

A handbook explaining global dignity law with emphasis on Pakistan, Somaliland, and Nepal. This handbook is made up of various sections relating to dignity rights ir ...see more

The Constitution and Covid-19
Jun 2020 - Jan 2021
Associated with Delaware Law School

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A collaborative effort cataloging and describing cases emerging from government-mandated shutdowns in response to Covid-19.

Honors & awards

Transactional Law Honors Society
Oct 2020
Associated with Delaware Law School

Languages

Russian
Limited working proficiency

Spanish
Professional working proficiency

Organizations

Richard S. Rodney Inn of Court
Member · Oct 2021 - Present

American Bar Association
Member · Feb 2021 - Present
Associated with Delaware Law School

Delaware Law School National Lawyers Guild
Member · Jan 2021 - Present
Associated with Delaware Law School

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Interests

Companies Schools

SliceSpace
238 followers
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Delaware Law School
1,390 followers
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